Exhibit 99.1

Magna International Inc.

Third Quarter Report

2017

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2017 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2016 included in our 2016 Annual Report to Shareholders.

This MD&A contains statements that are forward looking. Refer to the “Forward-Looking Statements” section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at November 8, 2017.

Non-GAAP Financial Measures

This MD&A includes the use of Gross margin, Gross margin as a percentage of sales, Adjusted EBIT, Adjusted EBIT as a percentage of sales, Return on Invested Capital and Return on Equity (collectively, the “Non-GAAP Measures”), calculated as follows:

•                  Gross margin is calculated by subtracting Cost of goods sold from Sales.

•                  Gross margin as a percentage of sales is calculated as Gross margin divided by Sales.

•                  Adjusted EBIT is calculated by taking net income and adding back income taxes, interest expense, net, and other expense, net, as presented on the Consolidated Statements of Income.

•                  Adjusted EBIT as a percentage of sales is calculated as Adjusted EBIT divided by Sales.

•                  Return on Invested Capital is calculated as After-tax operating profits divided by average Invested Capital for the period.

•                  After-tax operating profits is calculated as Income from operations before income taxes and Interest expense, net less income taxes calculated by applying Magna’s effective income tax rate for the period.

•                  Invested Capital is calculated as the difference between (a) Total Assets excluding Cash and cash equivalents and Deferred tax assets and (b) Current Liabilities excluding Short-term borrowings and Long-term debt due within one year.

•                  Return on Equity is calculated as Net income attributable to Magna divided by average Shareholders’ Equity for the period.

The Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Gross margin, Gross margin as a percentage of sales, Return on Invested Capital and Return on Equity facilitate a comparison of our performance with prior periods, and provide investors with a more relevant basis for comparing our results from period to period. Similarly, we believe that Adjusted EBIT and Adjusted EBIT as a percentage of sales provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit or loss. The presentation of the Non-GAAP Measures should not be considered in isolation or as a substitute for the Company’s related financial results prepared in accordance with U.S. GAAP.

HIGHLIGHTS

•                  For the quarter ended September 30, 2017, we posted third quarter records for sales.

•                  Total sales increased 7% to $9.50 billion in the third quarter of 2017, compared to $8.85 billion in the third quarter of 2016.

•                  Net income attributable to Magna was $503 million in the third quarters of both 2017 and 2016.

•                  Diluted earnings per share increased 5% to $1.36, compared to $1.29 for the third quarter of 2016.

•                  We returned $521 million to shareholders in the third quarter of 2017, through a combination of dividends and share repurchases.  For the nine months ended September 30, 2017, we have returned more than $1.2 billion to shareholders.

Magna International Inc. Third Quarter Report 2017    1

OVERVIEW

Our Business(1)

We are a leading global automotive supplier with 328 manufacturing operations and 99 product development, engineering and sales centres in 29 countries. We have over 163,000 employees focused on delivering superior value to our customers through innovative products and processes, and world class manufacturing. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, vision, closure and roof systems, and we have electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

INDUSTRY TRENDS AND RISKS

Our operating results are primarily dependent upon the levels of North American and European car and light truck production by our customers and the level of content we have on various programs. Original equipment manufacturers’ (“OEMs”) production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to: general economic and political conditions; consumer confidence levels; interest rates; credit availability; energy and fuel prices; relative currency values; commodities prices; international conflicts; labour relations issues; regulatory requirements; trade agreements; infrastructure; legislative changes; and environmental emissions and safety standards. These factors together with other factors affecting our performance such as: operational inefficiencies; costs incurred to launch new or takeover business; price reduction pressures from our customers; warranty and recall costs; commodities and scrap prices; restructuring, downsizing and other significant non-recurring costs; and the financial condition of our supply base, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2016, as well as our Management’s Discussion and Analysis of Results of Operations and Financial Position for the three and six months ended June 30, 2017, and remain substantially unchanged in respect of the nine months ended September 30, 2017.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months			For the nine months
	ended September 30,			ended September 30,
	2017	2016	Change	2017	2016	Change

1 Canadian dollar equals U.S. dollars	0.798	0.766	+ 4%	0.766	0.757	+	1%
1 euro equals U.S. dollars	1.175	1.116	+ 5%	1.114	1.116	—
1 British pound equals U.S. dollars	1.309	1.313	—	1.276	1.393	-	8%
1 Chinese renminbi equals U.S. dollars	0.150	0.150	—	0.147	0.152	-	3%
1 Brazilian real equals U.S. dollars	0.316	0.308	+ 3%	0.315	0.283	+	11%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months and nine months ended September 30, 2017 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

1 Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

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RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED September 30, 2017

Sales

	For the three months
	ended September 30,
	2017	2016	Change

Sales
External Production
North America	$4,601	$4,837	-	5%
Europe	2,495	2,184	+	14%
Asia	576	548	+	5%
Rest of World	156	119	+	31%
Complete Vehicle Assembly	781	503	+	55%
Tooling, Engineering and Other	890	658	+	35%
Total Sales	$9,499	$8,849	+	7%

External Production Sales and Complete Vehicle Assembly Sales

The changes in external production sales and complete vehicle assembly sales are discussed in the “Segment Analysis” section below.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 35% or $232 million to $890 million for the third quarter of 2017 compared to $658 million for the third quarter of 2016.

In the third quarter of 2017, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Jaguar E-Pace and I-Pace;

•                  Chevrolet Silverado and GMC Sierra;

•                  Audi A8;

•                  BMW X3;

•                  Ford Expedition;

•                  Ford Ranger;

•                  GMC Acadia, Buick Enclave and Chevrolet Traverse; and

•                  Mercedes-Benz GLE.

In the third quarter of 2016, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Mercedes-Benz E-Class;

•                  Chevrolet Malibu;

•                  BMW 5-Series;

•                  Ford F-Series SuperDuty;

•                  Jeep Grand Cherokee;

•                  Porsche Panamera;

•                  Ford Transit; and

•                  Chevrolet Cruze.

The strengthening of the euro and Canadian dollar each against the U.S. dollar had a net favourable impact of $31 million on our reported tooling, engineering and other sales.

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Cost of Goods Sold and Gross Margin

	For the three months
	ended September 30,
	2017	2016	Change

Sales	$9,499	$8,849		$650

Cost of goods sold
Material	5,922	5,501		421
Direct labour	678	600		78
Overhead	1,540	1,457		83
	8,140	7,558		582
Gross margin	$1,359	$1,291		$68

Gross margin as a percentage of sales	14.3%	14.6%	-	0.3%

Cost of goods sold increased $582 million to $8.14 billion for the third quarter of 2017 compared to $7.56 billion for the third quarter of 2016 primarily as a result of:

•                  higher material, overhead and direct labour costs associated with the increase in sales;

•                  a $206 million net increase in reported U.S. dollar cost of goods sold primarily due to the strengthening of the euro and Canadian dollar each against the U.S. dollar;

•                  acquisitions subsequent to the third quarter of 2016 which increased cost of goods sold by $31 million;

•                  higher launch costs;

•                  higher commodity costs; and

•                  higher pre-operating costs incurred at new facilities.

These factors were partially offset by:

•                  higher recoveries associated with scrap steel; and

•                  divestitures subsequent to the third quarter of 2016 which decreased cost of goods sold by $9 million.

Gross margin increased $68 million to $1.36 billion for the third quarter of 2017 compared to $1.29 billion for the third quarter of 2016 while gross margin as a percentage of sales decreased to 14.3% for the third quarter of 2017 compared to 14.6% for the third quarter of 2016. The decrease in gross margin as a percentage of sales was primarily due to:

•                  reduced margins on our complete vehicle assembly sales primarily due to:

•                  launch costs relating to the Jaguar E-Pace; and

•                  lower margins earned on programs during the third quarter of 2017 compared to programs during the third quarter of 2016;

•                  an increase in tooling sales as a proportion of total sales, which have a higher material and labour content than our consolidated average;

•                  a decrease in the proportion of production sales generated in North America relative to total production sales which have a higher margin than our consolidated average and an increase in the proportion of production sales generated in Europe relative to total production sales, which have a lower margin than our consolidated average;

•                  higher launch costs;

•                  operational inefficiencies incurred at a body and chassis facility in Europe;

•                  higher commodity costs; and

•                  higher pre-operating costs incurred at new facilities.

These factors were partially offset by:

•                  generally higher margins at certain manufacturing facilities including through net productivity and efficiency improvements; and

•                  higher recoveries associated with scrap steel.

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Depreciation and Amortization

Depreciation and amortization costs increased $36 million to $306 million for the third quarter of 2017 compared to $270 million for the third quarter of 2016. The higher depreciation and amortization was primarily as a result of increased capital deployed at existing facilities and a $9 million net increase in reported U.S. dollar depreciation and amortization due to the strengthening of the euro and Canadian dollar each against the U.S. dollar.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.3% for the third quarter of 2017 compared to 4.2% for the third quarter of 2016. SG&A expense increased $35 million to $406 million for the third quarter of 2017 compared to $371 million for the third quarter of 2016 primarily as a result of:

•                  a general increase in SG&A expense to support the growth in sales;

•                  an insurance recovery in the third quarter of 2016, net of costs incurred, related to a fire at a body and chassis facility in Europe; and

•                  a $9 million net increase in the reported U.S. dollar SG&A expense due to the strengthening of the euro and Canadian dollar each against the U.S. dollar.

Interest Expense, net

During the third quarter of 2017, we recorded net interest expense of $20 million compared to $23 million for the third quarter of 2016. The $3 million decrease is primarily as a result of decreased interest expense due to lower average debt balances in Asia and Rest of World and increased interest income earned on higher average cash balances.

Equity Income

Equity income decreased $20 million to $45 million for the third quarter of 2017 compared to $65 million for the third quarter of 2016 primarily due to:

•                  higher launch and related costs incurred at certain facilities in Europe and China; and

•                  higher income taxes resulting from losses not being benefitted at a certain facility in Europe.

These factors were partially offset by earnings on higher sales in China.

Other Expense, net

Our powertrain systems operations recorded charges of $2 million ($2 million after tax) during the third quarter of 2017, relating to continuing restructuring activities at a division in Germany.

For three months ended September 30, 2016, there were no amounts included in Other Expense, net.

Income from Operations before Income Taxes

Income from operations before income taxes decreased $22 million to $670 million for the third quarter of 2017 compared to $692 million for the third quarter of 2016. The decrease in income from operations before income taxes is the result of:

•                  reduced earnings on our complete vehicle assembly sales primarily due to:

•                  launch costs relating to the Jaguar E-Pace; and

•                  lower margins earned on programs during the third quarter of 2017 compared to programs during the third quarter of 2016;

•                  a $36 million increase in depreciation and amortization, as discussed above;

•                  a decrease in the proportion of production sales generated in North America relative to total production sales which have a higher margin than our consolidated average and an increase in the proportion of production sales generated in Europe relative to total production sales, which have a lower margin than our consolidated average;

•                  a $20 million decrease in equity income, as discussed above;

•                  an insurance recovery in the third quarter of 2016, net of costs incurred, related to a fire at a body and chassis facility in Europe;

•                  higher launch costs;

•                  higher commodity costs;

•                  operational inefficiencies incurred at a body and chassis facility in Europe;

•                  higher pre-operating costs incurred at new facilities; and

•                  net customer price concessions subsequent to the third quarter of 2016.

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These factors were partially offset by:

•                  generally higher margins at certain manufacturing facilities including through net productivity and efficiency improvements;

•                  higher recoveries associated with scrap steel;

•                  net customer price increases in our Rest of World segment; and

•                  an $11 million net increase in reported U.S. dollar income from operations before income taxes primarily due to the strengthening of the Canadian dollar and euro each against the U.S. dollar.

Income Taxes

The effective income tax rate on income from operations before income taxes decreased to 23.6% for the third quarter of 2017 compared to 25.7% for the third quarter of 2016.  In the third quarter of 2017, the income tax rate was impacted by the restructuring charges discussed in the “Other Expense, net” section.  Excluding Other Expense, net, after tax, the effective income tax rate decreased to 23.5% for the third quarter of 2017 compared to 25.7% for the third quarter of 2016 primarily as a result of utilization of losses previously not benefited in Canada and South America and a change in our reserves for uncertain tax positions partially offset by a decrease in equity income.

Income Attributable to Non-Controlling Interests

Income attributable to non-controlling interests decreased $2 million to $9 million for the third quarter of 2017 compared to $11 million for the third quarter of 2016 primarily due to decreased profits, as anticipated, at a powertrain operation in North America in which we have a non-controlling interest.

Net Income Attributable to Magna International Inc.

Net income attributable to Magna International Inc. of $503 million for the third quarter of 2017 was unchanged compared to $503 million in the third quarter of 2016, as a result of a decrease in income from operations before income taxes of $22 million offset by lower income taxes of $20 million and a decrease in income attributable to non-controlling interests of $2 million, each as discussed above.

Earnings per Share

	For the three months
	ended September 30,
	2017	2016	Change

Earnings per Common Share
Basic	$1.37	$1.30	+	5%
Diluted	$1.36	$1.29	+	5%

Weighted average number of Common Shares outstanding (millions)
Basic	368.2	387.1	-	5%
Diluted	370.4	389.0	-	5%

Diluted earnings per share increased $0.07 to $1.36 compared to $1.29 for the third quarter of 2016. Other Expense, net, after tax, negatively impacted diluted earnings per share by $0.01 in the third quarter of 2017 as discussed in the “Other Expense, net” section. Excluding this impact, diluted earnings per share increased $0.08, as a result of a decrease in the weighted average number of diluted shares outstanding during the third quarter of 2017.

The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to the third quarter of 2016, pursuant to our normal course issuer bids.

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SEGMENT ANALYSIS

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis. Consistent with the above, our internal financial reporting separately segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments.

	For the three months ended September 30,
	Total Sales			Adjusted EBIT
	2017	2016	Change	2017	2016	Change

North America	$4,892	$5,109	$(217)	$463	$512	$(49)
Europe	3,900	3,102	798	113	115	(2)
Asia	676	654	22	77	64	13
Rest of World	161	129	32	14	(5)	19
Corporate and Other	(130)	(145)	15	25	29	(4)
Total reportable segments	$9,499	$8,849	$650	$692	$715	$(23)

The following table reconciles net income to Adjusted EBIT:

	For the three months
	ended September 30,
	2017	2016

Net income	$512	$514
Add:
Interest expense, net	20	23
Other expense, net	2	—
Income taxes	158	178
Adjusted EBIT	$692	$715

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North America

	For the three months
	ended September 30,
	2017	2016	Change

Vehicle Production Volumes (thousands of units)	3,994	4,309	(315)	-	7%

Sales
External Production	$4,601	$4,837	$(236)	-	5%
Tooling, Engineering and Other	291	272	19	+	7%
Total Sales	4,892	5,109	(217)	-	4%

Adjusted EBIT	$463	$512	$(49)	-	10%

Adjusted EBIT as a percentage of sales	9.5%	10.0%		-	0.5%

External Production Sales — North America

External production sales in North America decreased 5% or $236 million to $4.60 billion for the third quarter of 2017 compared to $4.84 billion for the third quarter of 2016, primarily as a result of:

•                  lower production volumes on certain existing programs;

•                  the end of production of certain programs including the Mercedes-Benz R-Class and Chrysler 200; and

•                  customer price concessions subsequent to the third quarter of 2016.

These factors were partially offset by:

•                  the launch of new programs during or subsequent to the third quarter of 2016, including the:

•                  Jeep Compass;

•                  Ford F-Series SuperDuty;

•                  Volkswagen Atlas;

•                  Audi Q5; and

•                  Chevrolet Bolt; and

•                  a $54 million increase in reported U.S. dollar sales as a result of the strengthening of the Canadian dollar against the U.S. dollar.

8     Magna International Inc. Third Quarter Report 2017

Adjusted EBIT — North America

Adjusted EBIT in North America decreased $49 million to $463 million for the third quarter of 2017 compared to $512 million for the third quarter of 2016 primarily as a result of:

•                  reduced earnings due to lower production sales;

•                  lower equity income of $10 million as a result of lower sales within a certain equity accounted investment;

•                  net customer price concessions subsequent to the third quarter of 2016.

These factors were partially offset by:

•                  higher recoveries associated with scrap steel;

•                  lower warranty costs of $10 million;

•                  a $7 million increase in reported U.S. dollar Adjusted EBIT primarily due to the strengthening of the Canadian dollar against the U.S. dollar partially offset by the weakening of the Mexican peso against the U.S. dollar;

•                  a lower amount of employee profit sharing;

•                  lower foreign exchange losses; and

•                  productivity and efficiency improvements.

Adjusted EBIT as a percentage of sales in North America decreased 0.5% to 9.5% for the third quarter of 2017 compared to 10.0% for the third quarter of 2016 primarily as a result of:

•                  lower margins earned as a result of lower production volumes on certain existing programs; and

•                  lower equity income.

These factors were partially offset by:

•                  higher recoveries associated with scrap steel;

•                  lower warranty costs;

•                  a lower amount of employee profit sharing; and

•                  lower foreign exchange losses.

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Europe

	For the three months
	ended September 30,
	2017	2016	Change

Volumes (thousands of units) (i)
Vehicle Production	5,005.0	4,632.0	373.0	+	8%

Magna Complete Vehicle Assembly	21.1	18.7	2.4	+	13%

Sales
External Production	$2,495	$2,184	$311	+	14%
Complete Vehicle Assembly	781	503	278	+	55%
Tooling, Engineering and Other	624	415	209	+	50%
Total Sales	3,900	3,102	798	+	26%

Adjusted EBIT	$113	$115	$(2)	-	2%

Adjusted EBIT as a percentage of sales	2.9%	3.7%		-	0.8%

(i)            Vehicles produced at our Complete Vehicle Assembly operations are included in Vehicle Production volumes.

External Production Sales — Europe

External production sales in Europe increased 14% or $311 million to $2.50 billion for the third quarter of 2017 compared to $2.18 billion for the third quarter of 2016, primarily as a result of:

•                  the launch of new programs during or subsequent to the third quarter of 2016, including the;

•                  BMW 5-Series;

•                  Audi Q2;

•                  Alfa Romeo Stelvio;

•                  Land Rover Range Rover Velar; and

•                  Ford Fiesta; and

•                  a $111 million increase in reported U.S. dollar sales as a result of the strengthening of foreign currencies against the U.S. dollar, including the euro; Polish zloty; Czech koruna; and Russian ruble partially offset by the weakening of the Turkish lira against the U.S. dollar; and

•                  acquisitions during or subsequent to the third quarter of 2016, which positively impacted production sales by $33 million.

These factors were partially offset by:

•                  lower production sales on the MINI Countryman and Paceman as a result of substantially lower production content on the current generation of these programs; and

•                  customer price concessions subsequent to the third quarter of 2016.

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Complete Vehicle Assembly Sales - Europe

Complete vehicle assembly sales increased 55% or $278 million to $781 million for the third quarter of 2017 compared to $503 million for the third quarter of 2016 and assembly volumes increased 13% or 2.4 thousand units.

The increase in complete vehicle assembly sales is primarily due to the launch of the BMW 5-Series which started production during the first quarter of 2017 and which has a relatively higher average unit price compared to the MINI Countryman and Paceman, which ended production during the fourth quarter of 2016. In addition, strengthening of the euro against the U.S. dollar resulted in a $40 million increase in reported U.S. dollar sales.

Adjusted EBIT — Europe

Adjusted EBIT in Europe decreased $2 million to $113 million for the third quarter of 2017 compared to $115 million for the third quarter of 2016 primarily as a result of:

•                  reduced earnings on our complete vehicle assembly sales primarily due to:

•                  launch costs relating to the Jaguar E-Pace; and

•                  lower margins earned on programs during the third quarter of 2017 compared to programs during the third quarter of 2016;

•                  lower equity income of $17 million as a result of higher launch and related costs and higher income taxes resulting from losses not benefitted at a certain facility;

•                  an insurance recovery in the third quarter of 2016, net of costs incurred, related to a fire at a body and chassis facility in Europe;

•                  operational inefficiencies incurred at a body and chassis facility in Europe;

•                  higher costs to launch new programs;

•                  higher commodity costs;

•                  higher pre-operating costs incurred at new facilities; and

•                  net customer price concessions subsequent to the third quarter of 2016.

These factors were partially offset by:

•                  margins earned on higher production sales;

•                  generally higher margins at certain manufacturing facilities including through net productivity and efficiency improvements; and

•                  a $5 million increase in reported U.S. dollar sales primarily as a result of the strengthening the euro against the U.S. dollar.

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Adjusted EBIT as a percentage of sales in Europe decreased 0.8% to 2.9% for the third quarter of 2017 compared to 3.7% for the third quarter of 2016 primarily as a result of:

•                  reduced earnings on our complete vehicle assembly sales primarily due to:

•                  launch costs relating to the Jaguar E-Pace; and

•                  lower margins earned on programs during the third quarter of 2017 compared to programs during the third quarter of 2016;

•                  lower equity income as a result of higher launch and related costs and higher income taxes resulting from losses not benefitted at a certain facility;

•                  an insurance recovery in the third quarter of 2016, net of costs incurred, related to a fire at a body and chassis facility in Europe;

•                  higher costs to launch new programs;

•                  higher commodity costs;

•                  operational inefficiencies incurred at a body and chassis facility in Europe; and

•                  higher pre-operating costs incurred at new facilities.

These factors were partially offset by:

•                  higher production sales at margins higher than our European average; and

•                  generally higher margins as a percentage of sales at certain manufacturing facilities including through net productivity and efficiency improvements.

Asia

	For the three months
	ended September 30,
	2017	2016	Change

Sales
External Production	$576	$548	$28	+	5%
Tooling, Engineering and Other	100	106	(6)	-	6%
Total Sales	676	654	22	+	3%

Adjusted EBIT	$77	$64	$13	+	20%

Adjusted EBIT as a percentage of sales	11.4%	9.8%		+	1.6%

External Production Sales — Asia

External production sales in Asia increased 5% or $28 million to $576 million for the third quarter of 2017 compared to $548 million for the third quarter of 2016, primarily as a result of the launch of new programs during or subsequent to the third quarter of 2016 in China and higher production volumes on certain existing programs.

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Adjusted EBIT — Asia

Adjusted EBIT in Asia increased $13 million to $77 million for the third quarter of 2017 compared to $64 million for the third quarter of 2016 primarily as a result of:

•                  higher equity income of $8 million primarily related to higher net income at a certain equity investment as a result of an increase in sales; and

•                  generally higher margins at certain manufacturing facilities including through net productivity and efficiency improvements.

Adjusted EBIT as a percentage of sales in Asia increased 1.6% to 11.4% for the third quarter of 2017 compared to 9.8% for the third quarter of 2016 primarily as a result of higher equity income and generally higher margins as a percentage of sales at certain manufacturing facilities including through net productivity and efficiency improvements.

Rest of World

	For the three months
	ended September 30,
	2017	2016	Change

Sales
External Production	$156	$119	$37	+	31%
Tooling, Engineering and Other	5	10	(5)	-	50%
Total Sales	161	129	32	+	25%

Adjusted EBIT	$14	$(5)	$19		—

External Production Sales — Rest of World

External production sales in Rest of World increased 31% or $37 million to $156 million for the third quarter of 2017 compared to $119 million for the third quarter of 2016, primarily as a result of:

•                  higher production volumes on certain existing programs;

•                  the launch of new programs; and

•                  net customer price increases subsequent to the third quarter of 2016.

These factors were partially offset by divestitures subsequent to the third quarter of 2016 which negatively impacted production sales by $9 million.

Adjusted EBIT — Rest of World

Adjusted EBIT in Rest of World increased $19 million to $14 million for the third quarter of 2017 compared to a loss of $5 million for the third quarter of 2016, primarily as a result of net customer price increases subsequent to the third quarter of 2016 and margins earned on higher sales.

Corporate and Other

Adjusted EBIT in Corporate and Other decreased $4 million to $25 million for the third quarter of 2017 compared to $29 million for the third quarter of 2016, primarily as a result of higher net foreign exchange losses.

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FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months
	ended September 30,
	2017	2016	Change

Net income	$512	$514
Items not involving current cash flows	347	282
	859	796	$63
Changes in operating assets and liabilities	22	(139)	161
Cash provided from operating activities	$881	$657	$224

Cash provided from operating activities increased $224 million for the third quarter of 2017 compared to the third quarter of 2016 primarily as a result of:

•                  a $695 million increase in cash received from customers; and

•                  a $39 million decrease in cash paid for taxes.

These factors were partially offset by:

•                  a $375 million increase in cash paid for material and overhead; and

•                  a $136 million increase in cash paid for labour.

14     Magna International Inc. Third Quarter Report 2017

Capital and Investing Spending

	For the three months
	ended September 30,
	2017	2016	Change

Fixed asset additions	$(379)	$(390)
Investments, other assets and intangible assets	(158)	(166)
Fixed assets, investments, other assets and intangible assets additions	(537)	(556)
Proceeds from disposition	71	26
Cash used for investing activities	$(466)	$(530)	$64

Fixed assets, investments, other assets and intangible assets additions

In the third quarter of 2017, we invested $379 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the third quarter of 2017 was for manufacturing equipment and buildings for programs that will be launching subsequent to the third quarter of 2017.

We invested $127 million in other assets related primarily to fully reimbursable tooling, planning, and engineering costs for programs that launched during the third quarter of 2017 or will be launching subsequent to the third quarter of 2017 and we invested a further $31 million in existing equity-accounted investments.

Proceeds from disposition

In the third quarter of 2017, we received $71 million of proceeds primarily related to a repayment of an intercompany loan by a non-consolidated subsidiary and cash received related to tooling and planning reimbursements.

Magna International Inc. Third Quarter Report 2017    15

Financing

	For the three months
	ended September 30,
	2017	2016	Change

Issues of debt	$715	$3
(Decrease) increase in short-term borrowings	(541)	350
Repayments of debt	(33)	(237)
Issue of Common Shares on exercise of stock options	9	2
Repurchase of Common Shares	(422)	(191)
Dividends paid to non-controlling interests	(26)	—
Dividends paid	(99)	(97)
Cash used for financing activities	$(397)	$(170)	$(227)

The increase in issues of debt relates primarily to the issuance of €600 million of 1.500% fixed-rate Senior Notes [the “Senior Notes”] on September 25, 2017.  The Senior Notes, which mature on September 25, 2027, have interest payable on September 25th of each year and are senior unsecured obligations that do not include any financial covenants. We may redeem the Senior Notes in whole or in part at any time, determined in accordance with the terms of the indenture governing the Senior Notes.

The decrease in short-term borrowings relates primarily to a $322 million decrease in euro-commercial paper [the “euro-Program”], a $95 million decrease in U.S. commercial paper [the “U.S. Program”] and a $101 million decrease in our euro credit facility during the third quarter of 2017.

Repurchases of Common Shares during the third quarter of 2017 is related to 8.7 million Common Shares repurchased for aggregate cash consideration of $422 million.

Cash dividends paid per Common Share were $0.275 for the third quarter of 2017, for a total of $99 million compared to cash dividends paid per Common Share of $0.25 for the third quarter of 2016, for a total of $97 million.

Financing Resources

	As at	As at
	September 30,	December 31,
	2017	2016	Change

Liabilities
Short-term borrowings	$457	$623
Long-term debt due within one year	102	139
Long-term debt	3,175	2,394
	3,734	3,156	$578
Non-controlling interests	481	451	30
Shareholders’ equity	10,999	9,768	1,231
Total capitalization	$15,214	$13,375	$1,839

Total capitalization increased by $1.84 billion to $15.21 billion as at September 30, 2017 compared to $13.38 billion at December 31, 2016, primarily as a result of a $1.23 billion increase in shareholders’ equity, a $578 million increase in liabilities and a $30 million increase in non-controlling interests.

The increase in liabilities relates primarily to the issuance of the €600 million Senior Notes partially offset by an $84 million decrease in the euro-Program and a $105 million decrease in the U.S. Program during the nine months ended September 30, 2017. This issuance allowed us to reduce short-term borrowing and increase overall liquidity under these programs.

The increase in shareholders’ equity was primarily as a result of:

•                  the $1.68 billion of net income earned in first nine months of 2017;

•                  a $553 million net unrealized gain on translation of our net investment in foreign operations whose functional currency is not U.S. dollars; and

•                  a $115 million net unrealized gain on cash flow hedges.

These factors were partially offset by the $905 million repurchase and cancellation of 19.6 million Common Shares during the first nine months of 2017 and $305 million of dividends paid during the first nine months of 2017.

The increase in non-controlling interest was primarily as a result of the increase in income attributable to non-controlling interests in the first nine months of 2017.

16     Magna International Inc. Third Quarter Report 2017

Cash Resources

During the third quarter of 2017, our cash resources including restricted cash equivalents increased by $19 million to $895 million as a result of the cash provided from operating activities partially offset by the cash used for investing and financing activities, as discussed above. In addition to our cash resources at September 30, 2017, we had term and operating lines of credit totalling $2.89 billion of which $2.28 billion was unused and available.

The Company maintains a revolving credit facility of $2.75 billion with a maturity date of June 22, 2022. The facility includes a $200 million Asian tranche, a $100 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at November 8, 2017 were exercised:

Common Shares	360,524,078
Stock options (i)	8,531,535
369,055,613

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the third quarter of 2017 that are outside the ordinary course of our business. Refer to our MD&A included in our 2016 Annual Report.

RESULTS OF OPERATIONS — FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

	For the nine months ended September 30,
	Total Sales			Adjusted EBIT
	2017	2016	Change	2017	2016	Change

North America	$15,645	$15,506	$139	$1,558	$1,545	$13
Europe	10,871	9,856	1,015	445	472	(27)
Asia	1,997	1,899	98	227	166	61
Rest of World	424	321	103	15	(21)	36
Corporate and Other	(382)	(390)	8	54	40	14
Total reportable segments	$28,555	$27,192	$1,363	$2,299	$2,202	$97

The following table reconciles net income to Adjusted EBIT:

	For the nine months
	ended September 30,
	2017	2016

Net income	$1,683	$1,578
Add:
Interest expense, net	50	68
Other expense, net	11	—
Income taxes	555	556
Adjusted EBIT	$2,299	$2,202

Magna International Inc. Third Quarter Report 2017    17

North America

	For the nine months
	ended September 30,
	2017	2016	Change

Vehicle Production Volumes (thousands of units)	12,978	13,427	(449)	-	3%

Sales
External Production	$14,699	$14,503	$196	+	1%
Tooling, Engineering and Other	946	1,003	(57)	-	6%
Total Sales	15,645	15,506	139	+	1%

Adjusted EBIT	$1,558	$1,545	$13	+	1%

Adjusted EBIT as a percentage of sales	10.0%	10.0%			—

External Production Sales — North America

External production sales in North America increased 1% or $196 million to $14.70 billion for the nine months ended September 30, 2017 compared to $14.50 billion for the nine months ended September 30, 2016, primarily as a result of:

•                  the launch of new programs during or subsequent to the nine months ended September 30, 2016, including the:

•                  GMC Acadia, Buick Enclave and Chevrolet Traverse;

•                  Lincoln Continental;

•                  Chevrolet Equinox and GMC Terrain;

•                  Chrysler Pacifica;

•                  Ford F-Series SuperDuty; and

•                  a $34 million increase in reported U.S. dollar sales as a result of the strengthening of the Canadian dollar against the U.S. dollar.

These factors were partially offset by:

•                  lower production volumes on certain existing programs;

•                  the end of production of certain programs including the Chrysler 200 and Mercedes-Benz R-Class; and

•                  customer price concessions subsequent to the nine months ended September 30, 2016.

18     Magna International Inc. Third Quarter Report 2017

Adjusted EBIT — North America

Adjusted EBIT in North America increased $13 million to $1.56 billion for the nine months ended September 30, 2017 compared to $1.55 billion for the nine months ended September 30, 2016 primarily as a result of:

•                  higher recoveries associated with scrap steel;

•                  lower warranty costs of $11 million; and

•                  lower foreign exchange losses.

These factors were partially offset by:

•                  higher pre-operating costs incurred at new facilities;

•                  a favourable intellectual property infringement settlement in relation to our electronics business during the second quarter of 2016;

•                  lower equity income of $15 million as a result of slightly lower earnings across a number of our equity accounted investments;

•                  net customer price concessions subsequent to the nine months ended September 30, 2016.

Adjusted EBIT as a percentage of sales in North America was 10.0% for the nine months ended September 30, 2017, unchanged from the nine months ended September 30, 2016.  Factors increasing Adjusted EBIT as a percentage of sales were:

•                  higher recoveries associated with scrap steel;

•                  lower warranty costs;

•                  lower foreign exchange losses.

These factors were offset by:

•                  higher pre-operating costs incurred at new facilities;

•                  a favourable intellectual property infringement settlement in relation to our electronics business during the second quarter of 2016; and

•                  lower equity income.

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Europe

	For the nine months
	ended September 30,
	2017	2016	Change

Volumes (thousands of units) (i)
Vehicle Production	16,693.0	16,194.0	499.0	+	3%

Magna Complete Vehicle Assembly	50.6	67.6	(17.0)	-	25%

Sales
External Production	$7,409	$6,936	$473	+	7%
Complete Vehicle Assembly	1,937	1,751	186	+	11%
Tooling, Engineering and Other	1,525	1,169	356	+	30%
Total Sales	10,871	9,856	1,015	+	10%

Adjusted EBIT	$445	$472	$(27)	-	6%

Adjusted EBIT as a percentage of sales	4.1%	4.8%		-	0.7%

(i)            Vehicles produced at our Complete Vehicle Assembly operations are included in Vehicle Production volumes.

External Production Sales — Europe

External production sales in Europe increased 7% or $473 million to $7.41 billion for the nine months ended September 30, 2017 compared to $6.94 billion for the nine months ended September 30, 2016, primarily as a result of:

•                  the launch of new programs during or subsequent to the nine months ended September 30, 2016, including the;

•                  Audi Q2;

•                  BMW 5-Series;

•                  Volkswagen Tiguan;

•                  Alfa Romeo Stelvio; and

•                  Skoda Kodiaq; and

•                  acquisitions during or subsequent to the nine months ended September 30, 2016, which positively impacted production sales by $101 million.

These factors were partially offset by:

•                  lower production volumes on certain existing programs;

•                  lower production sales on the MINI Countryman and Paceman as a result of substantially lower production content on the current generation of these programs;

•                  a $58 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Turkish lira, British pound, and euro partially offset by the strengthening of the Russian ruble against the U.S. dollar; and

•                  customer price concessions subsequent to the nine months ended September 30, 2016.

20     Magna International Inc. Third Quarter Report 2017

Complete Vehicle Assembly Sales — Europe

Complete vehicle assembly sales increased 11% or $186 million to $1.94 billion for the nine months ended September 30, 2017 compared to $1.75 billion for the nine months ended September 30, 2016 and assembly volumes decreased 25% or 17.0 thousand units.

The increase in complete vehicle assembly sales is primarily due to the launch of the BMW 5-Series which started production during the first quarter of 2017 and which has a relatively higher average unit price compared to the MINI Countryman and Paceman, which ended production during the fourth quarter of 2016.

Adjusted EBIT — Europe

Adjusted EBIT in Europe decreased $27 million to $445 million for the nine months ended September 30, 2017 compared to $472 million for the nine months ended September 30, 2016 primarily as a result of:

•                  reduced earnings on our complete vehicle assembly sales primarily due to:

•                  launch costs relating to the Jaguar E-Pace; and

•                  lower margins earned on programs during the first nine months of 2017 compared to programs during the first nine months of 2016;

•                  lower equity income of $26 million as a result of:

•                  higher launch and related costs at a certain facility;

•                  higher income taxes resulting from losses not benefitted at a certain facility; and

•                  lower sales within a certain facility;

•                  operational inefficiencies incurred at a body and chassis facility in Europe;

•                  higher commodity costs;

•                  higher pre-operating costs incurred at new facilities;

•                  higher costs to launch new programs;

•                  an insurance recovery in the third quarter of 2016, net of costs incurred, related to a fire at a body and chassis facility in Europe; and

•                  net customer price concessions subsequent to the first nine months of 2016.

These factors were partially offset by:

•                  margins earned on higher production sales; and

•                  generally higher margins at certain manufacturing facilities including through net productivity and efficiency improvements.

Magna International Inc. Third Quarter Report 2017    21

Adjusted EBIT as a percentage of sales in Europe decreased 0.7% to 4.1% for the nine months ended September 30, 2017 compared to 4.8% for the nine months ended September 30, 2016 primarily as a result of:

•                  reduced earnings on our complete vehicle assembly sales primarily due to:

•                  launch costs relating to the Jaguar E-Pace; and

•                  lower margins earned on programs during the first nine months of 2017 compared to programs during the first nine months of 2016;

•                  lower equity income of as a result of:

•                  higher launch and related costs at a certain facility;

•                  higher income taxes resulting from losses not benefitted at a certain facility; and

•                  lower sales within a certain facility;

•                  higher commodity costs;

•                  higher pre-operating costs incurred at new facilities;

•                  higher costs to launch new programs; and

•                  an insurance recovery in the third quarter of 2016, net of costs incurred, related to a fire at a body and chassis facility in Europe.

These factors were partially offset by:

•                  higher production sales at margins higher than our European average; and

•                  generally higher margins as a percentage of sales at certain manufacturing facilities including through net productivity and efficiency improvements.

Asia

	For the nine months
	ended September 30,
	2017	2016	Change
Sales
External Production	$1,713	$1,554	$159	+	10%
Tooling, Engineering and Other	284	345	(61)	-	18%
Total Sales	1,997	1,899	98	+	5%

Adjusted EBIT	$227	$166	$61	+	37%

Adjusted EBIT as a percentage of sales	11.4%	8.7%		+	2.7%

External Production Sales — Asia

External production sales in Asia increased 10% or $159 million to $1.71 billion for the nine months ended September 30, 2017 compared to $1.55 billion for the nine months ended September 30, 2016, primarily as a result of the launch of new programs during or subsequent to the nine months ended September 30, 2016, primarily in China.

This factor was partially offset by:

•                  a $42 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Chinese renminbi;

•                  lower production volumes on certain existing programs; and

•                  customer price concessions subsequent to the nine months ended September 30, 2016.

22     Magna International Inc. Third Quarter Report 2017

Adjusted EBIT — Asia

Adjusted EBIT in Asia increased $61 million to $227 million for the nine months ended September 30, 2017 compared to $166 million for the nine months ended September 30, 2016 primarily as a result of:

•                  margins earned on higher production sales;

•                  higher equity income of $27 million primarily related to higher net income at a certain equity investment as a result of an increase in sales, partially offset by launch costs incurred in another equity investment as it prepares for upcoming launches subsequent to the third quarter of 2017;

•                  generally higher margins at certain manufacturing facilities including through net productivity and efficiency improvements;

•                  lower costs to launch new programs during or subsequent to the nine months ended September 30, 2016; and

•                  lower warranty expense of $6 million.

Adjusted EBIT as a percentage of sales in Asia increased 2.7% to 11.4% for the third quarter of 2017 compared to 8.7% for the third quarter of 2016 primarily as a result of:

•                  higher equity income;

•                  generally higher margins at certain manufacturing facilities including through net productivity and efficiency improvements;

•                  lower costs to launch new programs during or subsequent to the nine months ended September 30, 2016; and

•                  lower warranty expense.

Rest of World

	For the nine months
	ended September 30,
	2017	2016	Change
Sales
External Production	$409	$306	$103	+	34%
Tooling, Engineering and Other	15	15	—		—
Total Sales	424	321	103	+	32%

Adjusted EBIT	$15	$(21)	$36		—

External Production Sales — Rest of World

External production sales in Rest of World increased 34% or $103 million to $409 million for the nine months ended September 30, 2017 compared to $306 million for the nine months ended September 30, 2016, primarily as a result of:

•                  net customer price increases subsequent to the nine months ended September 30, 2016;

•                  higher production volumes on certain existing programs;

•                  a $24 million increase in reported U.S. dollar sales primarily as a result of the strengthening of the Brazilian real against the U.S. dollar partially offset by the weakening of the Argentine peso against the U.S. dollar; and

•                  the launch of new programs during or subsequent to the nine months ended September 30, 2016.

These factors were partially offset by divestitures subsequent to the nine months ended September 30, 2016 which negatively impacted production sales by $28 million.

Magna International Inc. Third Quarter Report 2017    23

Adjusted EBIT — Rest of World

Adjusted EBIT in Rest of World increased $36 million to $15 million for the nine months ended September 30, 2017 compared to a loss of $21 million for the nine months ended September 30, 2016 primarily as a result of net customer price increases subsequent to the nine months ended September 30, 2016 and margins earned on higher production sales.

Corporate and Other

Adjusted EBIT in Corporate and Other increased $14 million to $54 million for the nine months ended September 30, 2017 compared to $40 million for the nine months ended September 30, 2016 primarily as a result of:

•                  lower costs to support our global compliance programs; and

•                  an increase in affiliation fees earned from our divisions.

These factors were partially offset by higher net foreign exchange losses.

NON-GAAP PERFORMANCE MEASURES - FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2017

Adjusted EBIT as a percentage of sales

Adjusted EBIT as a percentage of sales decreased 0.8% to 7.3% for the third quarter of 2017 compared to 8.1% for the third quarter of 2016, primarily as a result of:

•                  reduced margins on our complete vehicle assembly sales primarily due to:

•                  launch costs relating to the Jaguar E-Pace; and

•                  lower margins earned on programs during the third quarter of 2017 compared to programs during the third quarter of 2016;

•                  a decrease in equity income;

•                  a decrease in the proportion of production sales generated in North America relative to total production sales which have a higher margin than our consolidated average and an increase in the proportion of production sales generated in Europe relative to total production sales, which have a lower margin than our consolidated average;

•                  an increase in depreciation and amortization;

•                  an insurance recovery in the third quarter of 2016, net of costs incurred, related to a fire at a body and chassis facility in Europe;

•                  higher commodity costs; and

•                  higher pre-operating costs incurred at new facilities.

These factors were partially offset by:

•                  generally higher margins at certain manufacturing facilities including through net productivity and efficiency improvements; and

•                  higher recoveries associated with scrap steel.

24     Magna International Inc. Third Quarter Report 2017

Return on Invested Capital

	For the three months
	ended September 30,
	2017	2016	Change
After-tax operating profits	$527	$530	$(3)	-	1%

Average Invested Capital	$15,228	$13,935	$1,293	+	9%

Return on Invested Capital	13.8%	15.2%		-	1.4%

Return on Invested Capital decreased 1.4% to 13.8% for the third quarter of 2017 compared to 15.2% for the third quarter of 2016, primarily as a result of higher Average Invested Capital and a decrease in After-tax operating profits.

Average Invested Capital increased $1.29 billion to $15.23 billion for the third quarter of 2017 compared to $13.94 billion for the third quarter of 2016, primarily as a result of our investment in fixed assets to refurbish or replace assets consumed in the normal course of business and for manufacturing equipment for programs that will be launching subsequent to the third quarter of 2017.

After-tax operating profits decreased primarily as a result of higher depreciation and amortization, higher SG&A, lower equity income partially offset by higher gross margin and lower income taxes, each as discussed above.

Return on Equity

	For the three months
	ended September 30,
	2017	2016	Change
Net income attributable to Magna	$503	$503	$—		—

Average Shareholders’ Equity	$11,356	$10,136	$1,220	+	12%

Return on Equity	17.7%	19.9%		-	2.2%

Return on Equity decreased 2.2% to 17.7% for the third quarter of 2017 compared to 19.9% for the third quarter of 2016 as a result of an increase in shareholders’ equity as discussed above.

Magna International Inc. Third Quarter Report 2017    25

NON-GAAP PERFORMANCE MEASURES - FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

Adjusted EBIT as a percentage of sales

Adjusted EBIT as a percentage of sales was 8.1% for the nine months ended September 30, 2017 unchanged from 8.1% for the nine months ended September 30, 2016.  Factors increasing Adjusted EBIT as a percentage of sales were primarily as a result of:

•                  higher production sales at margins generally higher than the comparable nine months; and

•                  higher recoveries associated with scrap steel.

These factors were partially offset by:

•                  reduced margins on our complete vehicle assembly sales primarily due to:

•                  launch costs relating to the Jaguar E-Pace; and

•                  lower margins earned on programs during the first nine months of 2017 compared to programs during the first nine months of 2016;

•                  an increase in depreciation and amortization expense;

•                  higher pre-operating costs incurred at new facilities; and

•                  higher commodity costs.

Return on Invested Capital

	For the nine months
	ended September 30,
	2017	2016	Change

After-tax operating profits	$1,721	$1,627	$94	+	6%

Average Invested Capital	$14,460	$13,406	$1,054	+	8%

Return on Invested Capital	15.9%	16.2%		-	0.3%

Return on Invested Capital decreased 0.3% to 15.9% for the nine months ended September 30, 2017 compared to 16.2% for the nine months ended September 30, 2016, primarily as a result of higher Average Invested Capital partially offset by an increase in After-tax operating profits.

Average Invested Capital increased $1.05 billion to $14.46 billion for the nine months ended September 30, 2017 compared to $13.41 billion for the nine months ended September 30, 2016, primarily as a result of our investment in fixed assets to refurbish or replace assets consumed in the normal course of business and for manufacturing equipment for programs that will be launching subsequent to the third quarter of 2017.

After-tax operating profits increased primarily as a result of higher gross margin partially offset by higher depreciation and amortization and higher SG&A.

26     Magna International Inc. Third Quarter Report 2017

Return on Equity

	For the nine months
	ended September 30,
	2017	2016	Change

Net income attributable to Magna	$1,650	$1,553	$97	+	6%

Average Shareholders’ Equity	$10,935	$9,828	$1,107	+	11%

Return on Equity	20.1%	21.1%		-	1.0%

Return on Equity decreased 1.0% to 20.1% for the nine months ended September 30, 2017 compared to 21.1% for the nine months ended September 30, 2016, primarily as a result of an increase in shareholders’ equity partially offset by an increase in net income attributable to Magna, each as discussed above.

SUBSEQUENT EVENTS

Normal Course Issuer Bid

Subsequent to September 30, 2017, we purchased for cancellation 3,712,417 Common Shares under an existing normal course issuer bid for cash consideration of $205 million through a pre-defined automatic securities purchase plan with a designated broker.

Subject to approval by the Toronto Stock Exchange [“TSX”] and the New York Stock Exchange [“NYSE”], our Board of Directors approved a new normal course issuer bid to purchase up to 35.8 million of our Common Shares, representing approximately 10% of our public float of Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund our stock-based compensation awards or programs and/or its obligations to its deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 15, 2017 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX or on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934. Purchases may also be made through other published markets, or by such other means permitted by the TSX, including by private agreement at a discount to the prevailing market price, pursuant to an issuer bid exemption order issued by a securities regulatory authority.

Hubei Aviation Precision Machinery Co., Ltd. Joint Venture

In the second quarter of 2017, we signed an agreement with Hubei Aviation Precision Machinery Co., Ltd. [“HAPM”] to form a joint venture in China.  HAPM is a Chinese automotive seat mechanism and structure component supplier.  Under the terms of the arrangement, we contributed one of our China manufacturing operations and cash consideration of $56 million for a 49.9% ownership in the joint venture. In exchange, HAPM transferred several of its China manufacturing operations to the joint venture and will own the remaining 50.1%.  The transaction was completed early in the fourth quarter of 2017.

Huayu Automotive Systems Co., Ltd. Joint Venture

In October 2017, we signed a joint venture agreement with Huayu Automotive Systems Co., Ltd. [“HASCO”], a subsidiary of SAIC Motor Corporation Ltd. The joint venture will initially produce an electric-drive powertrain system for a German automaker.  Under the terms of the agreement, we will initially contribute $15 million for a 49.9% non-controlling ownership.  The transaction is subject to regulatory approvals and is expected to close in the first quarter of 2018.

Gain on Sale of Investment

Subsequent to the third quarter of 2017, our investment in Argus Cyber Security Ltd. was sold for cash proceeds of $29 million. A gain of $22 million was recognized on the sale of the investment, which was accounted for under the cost method.

Magna International Inc. Third Quarter Report 2017    27

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 15 of our unaudited interim consolidated financial statements for the three months ended September 30, 2017, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2016.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the nine months ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to future returns of capital to our shareholders, including dividends or share repurchases. The forward-looking statements or forward-looking information in this document are presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements or forward-looking information may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements or forward-looking information. Any such forward-looking statements or forward-looking information are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; a decline in consumer confidence, which would typically result in lower production volume levels; the growth of protectionism and the implementation of measures that impede the free movement of goods, services, people and capital; planning risks created by rapidly changing economic or political conditions; fluctuations in relative currency values; legal claims and/or regulatory actions against us; our ability to successfully launch material new or takeover business; underperformance of one or more of our operating divisions; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; an increase in our risk profile as a result of completed acquisitions; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; inability to sustain or grow our business; risks of conducting business in foreign markets, including China, India, Eastern Europe, Brazil and other non-traditional markets for us; our ability to successfully compete with other automotive suppliers, including disruptive technology innovators which are entering or expanding in the automotive industry; our ability to consistently develop innovative products or processes; our changing risk profile due to the increasing importance to us of product areas such as powertrain and electronics; restructuring, downsizing and/or other significant non-recurring costs; a reduction in outsourcing by our customers or the loss of a material production or assembly program; a prolonged disruption in the supply of components to us from our suppliers; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); the termination or non-renewal by our customers of any material production purchase order; exposure to, and ability to offset, commodities price increases; restructuring actions by OEMs, including plant closures; work stoppages and labour relations disputes; risk of production disruptions due to natural disasters or catastrophic event; the security and reliability of our information technology systems; pension liabilities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; impairment charges related to goodwill, long-lived assets and deferred tax assets; other potential tax exposures; changes in credit ratings assigned to us; changes in laws and governmental regulations, including tax and transfer pricing laws; costs associated with compliance with environmental laws and regulations; liquidity risks; inability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statements or forward-looking information, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements or forward-looking information.

28     Magna International Inc. Third Quarter Report 2017

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2017	2016	2017	2016

Sales		$9,499	$8,849	$28,555	$27,192

Costs and expenses
Cost of goods sold		8,140	7,558	24,338	23,222
Depreciation and amortization		306	270	860	778
Selling, general and administrative		406	371	1,231	1,177
Interest expense, net		20	23	50	68
Equity income		(45)	(65)	(173)	(187)
Other expense, net	2	2	—	11	—
Income from operations before income taxes		670	692	2,238	2,134
Income taxes		158	178	555	556
Net income		512	514	1,683	1,578
Income attributable to non-controlling interests		(9)	(11)	(33)	(25)
Net income attributable to Magna International Inc.		$503	$503	$1,650	$1,553

Earnings per Common Share:	3
Basic		$1.37	$1.30	$4.39	$3.94
Diluted		$1.36	$1.29	$4.37	$3.92

Cash dividends paid per Common Share		$0.275	$0.25	$0.825	$0.75

Weighted average number of Common Shares outstanding during the period [in millions]:	3
Basic		368.2	387.1	375.9	393.7
Diluted		370.4	389.0	377.7	395.9

See accompanying notes

Magna International Inc. Third Quarter Report 2017    29

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2017	2016	2017	2016

Net income		$512	$514	$1,683	$1,578

Other comprehensive income, net of tax:	13
Net unrealized gain on translation of net investment in foreign operations		215	25	573	166
Net unrealized gain (loss) on cash flow hedges		43	(19)	115	39
Reclassification of net loss on cash flow hedges to net income		5	27	61	98
Reclassification of net loss on pensions to net income		1	1	3	3
Pension and post retirement benefits		—	—	—	(2)
Other comprehensive income		264	34	752	304

Comprehensive income		776	548	2,435	1,882
Comprehensive income attributable to non-controlling interests		(18)	(12)	(53)	(19)
Comprehensive income attributable to Magna International Inc.		$758	$536	$2,382	$1,863

See accompanying notes

30     Magna International Inc. Third Quarter Report 2017

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		September 30,	December 31,
	Note	2017	2016

ASSETS
Current assets
Cash and cash equivalents	4	$783	$974
Accounts receivable		7,130	6,165
Inventories	5	3,426	2,804
Prepaid expenses and other		225	220
		11,564	10,163

Investments	14	1,942	1,850
Fixed assets, net		7,704	7,022
Intangible assets, net		654	621
Goodwill		2,073	1,923
Deferred tax assets		253	268
Other assets	7	900	719
		$25,090	$22,566

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	8	$457	$623
Accounts payable		5,855	5,430
Accrued salaries and wages		851	768
Other accrued liabilities	9	1,814	1,639
Income taxes payable		87	96
Long-term debt due within one year		102	139
		9,166	8,695

Long-term debt	10	3,175	2,394
Long-term employee benefit liabilities		739	667
Other long-term liabilities		226	298
Deferred tax liabilities		304	293
		13,610	12,347

Shareholders’ equity
Capital stock
Common Shares [issued:363,763,673; December 31, 2016 – 382,252,522]	12	3,638	3,796
Contributed surplus		132	105
Retained earnings		7,932	7,318
Accumulated other comprehensive loss	13	(703)	(1,451)
		10,999	9,768

Non-controlling interests		481	451
		11,480	10,219
		$25,090	$22,566

See accompanying notes

Magna International Inc. Third Quarter Report 2017    31

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2017	2016	2017	2016

Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$512	$514	$1,683	$1,578
Items not involving current cash flows	4	347	282	994	849
		859	796	2,677	2,427
Changes in operating assets and liabilities	1,4	22	(139)	(796)	(879)
Cash provided from operating activities		881	657	1,881	1,548

INVESTMENT ACTIVITIES
Fixed asset additions		(379)	(390)	(1,108)	(1,145)
Purchase of subsidiaries		—	—	—	(1,693)
Increase in investments, other assets and intangible assets		(158)	(166)	(384)	(323)
Proceeds from disposition		71	26	227	63
Cash used for investing activities		(466)	(530)	(1,265)	(3,098)

FINANCING ACTIVITIES
Issues of debt		715	3	744	264
(Decrease) increase in short-term borrowings		(541)	350	(334)	362
Repayments of debt		(33)	(237)	(101)	(335)
Issue of Common Shares on exercise of stock options		9	2	20	28
Repurchase of Common Shares	12	(422)	(191)	(905)	(799)
Contributions to subsidiaries by non-controlling interests		—	—	10	—
Dividends paid to non-controlling interests		(26)	—	(33)	—
Dividends paid		(99)	(97)	(305)	(290)
Cash used for financing activities		(397)	(170)	(904)	(770)

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents		1	(10)	15	1

Net increase (decrease) in cash, cash equivalents and Restricted cash equivalents during the period		19	(53)	(273)	(2,319)
Cash, cash equivalents and restricted cash equivalents, beginning of period		876	597	1,168	2,863
Cash, cash equivalents and restricted cash equivalents, end of period	4	$895	$544	$895	$544

See accompanying notes

32     Magna International Inc. Third Quarter Report 2017

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]

Balance, December 31, 2016		382.3	$3,796	$105	$7,318	$(1,451)	$451	$10,219
Net income					1,650		33	1,683
Other comprehensive income						732	20	752
Contributions by non-controlling interests							10	10
Shares issued on exercise of stock options		0.9	29	(7)				22
Release of stock and stock units		0.1	5	(5)				—
Repurchase and cancellation under normal course issuer bid	12	(19.6)	(195)		(728)	16		(907)
Stock-based compensation expense				39				39
Dividends paid to non-controlling Interests							(33)	(33)
Dividends paid		0.1	3		(308)			(305)
Balance, September 30, 2017		363.8	$3,638	$132	$7,932	$(703)	$481	$11,480

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]

Balance, December 31, 2015		402.3	$3,942	$107	$6,387	$(1,470)	$151	$9,117
Net income					1,553		25	1,578
Other comprehensive income						310	(6)	304
Contributions by non-controlling interest							(1)	(1)
Shares issued on exercise of stock options		1.8	41	(13)				28
Release of stock and stock units			7	(7)				—
Repurchase and cancellation under normal course issuer bid	12	(19.8)	(195)		(621)	17		(799)
Stock-based compensation expense				30				30
Acquisition							305	305
Dividends paid		0.1	3		(293)			(290)
Balance, September 30, 2016		384.4	$3,798	$117	$7,026	$(1,143)	$474	$10,272

(i)       AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

Magna International Inc. Third Quarter Report 2017    33

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a]         Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in U.S. dollars following accounting principles generally accepted in the United States of America [“GAAP”].  The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements.  Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2016 audited consolidated financial statements and notes thereto included in the Company’s 2016 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2017 and the results of operations, changes in equity and cash flows for the three and nine month periods ended September 30, 2017 and 2016.

[b]         Retrospective Changes

Statement of Cash Flows

In November 2016, the Financial Accounting Standards Board [“FASB”] issued Accounting Standards Update [“ASU”] 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires that restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning of period and end of period amounts shown on the statement of cash flows. ASU 2016-18 also requires companies who report cash and restricted cash separately on the balance sheet to reconcile those amounts to the statement of cash flows.  [Refer to Note 4. Details of Cash from Operating Activities.]  The provisions of ASU 2016-18 are effective for years beginning after December 15, 2017, with early adoption permitted. The Company elected to early adopt the requirements of the new standard in the first quarter of 2017 using the retrospective transition method, as required.

The impact of adopting this new standard on the consolidated statement of cash flows was as follows:

	Three months ended	Nine months ended
	September 30, 2016	September 30, 2016

Increase in changes in operating assets and liabilities	$—	$(120)
Decrease in cash provided from operating activities	$—	$(120)

Reduction in purchase of subsidiaries	$—	$120
Reclassification of restricted cash deposits	$180	$180

Reduction in cash used for investing activities	$180	$300

Reduction in net decrease in cash, cash equivalents and restricted cash equivalents, during the period	$180	$180
Cash, cash equivalents and restricted cash equivalents, end of period	$180	$180

34     Magna International Inc. Third Quarter Report 2017

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[c]          Future Accounting Standards

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers: Topic 606 (ASU 2014-09)”, to supersede nearly all existing revenue recognition guidance under GAAP. Subsequently, the FASB has issued the following standards related to ASU 2014-09: ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (“ASU 2016-08”); ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing (“ASU 2016-10”); ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”); and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers (“ASU 2016-20”), collectively, the “new revenue standard”.

The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 is effective for the Company in the first quarter of fiscal 2018 using either of two methods: [i] retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or [ii] retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The Company has established a cross-functional team to implement the guidance related to the new revenue standard.

In the third quarter of 2017, additional interpretative guidance emerged clarifying how tooling and pre-production activities could be accounted for under the new revenue standard.  After careful consideration of all issued guidance and related interpretations, in addition to the Company’s specific facts and circumstances, it was determined that tooling and pre-production engineering activities that are part of a long-term supply arrangement, are not revenue-generating activities under the new revenue standard.  Upon adoption, customer reimbursements for these tooling and pre-production engineering activities will be recorded as a reduction to cost.  Customer payments for tooling and pre-production engineering activities that are not part of a long-term supply arrangement will continue to be accounted for as revenue.

As a result of the change in accounting for tooling and pre-production engineering activities, the Company has determined that its Sales will decrease, and this will be principally offset by a similar decrease in Cost of goods sold.  At the present time, the implementation team is quantifying the impact of these changes which will affect both the timing and amount of recognition. Additionally, the Company continues to assess the enhanced disclosure requirements of the new revenue standard and the design of new controls and processes necessary to support the recognition and disclosure requirements. The Company expects to adopt the new revenue standard effective January 1, 2018, and will make a final decision on the transition method later in 2017.

Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases: Topic 842 (ASU 2016-02)”, to supersede nearly all existing lease guidance under GAAP. The guidance would require lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets.  ASU 2016-02 is effective for the Company in the first quarter of fiscal 2019 using a modified retrospective approach with the option to elect certain practical expedients.  The Company is currently evaluating the impact of ASU 2016-02 on its consolidated financial statements.

Income Taxes

In October 2016, the FASB issued ASU No. 2016-16, “Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory”. This guidance requires that the tax effects of all intra-entity sales of assets other than inventory be recognized in the period in which the transaction occurs. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption as of the beginning of an annual reporting period is permitted. The guidance is to be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. The adoption of this guidance is not expected to have a significant impact on the Company’s consolidated financial statements.

Magna International Inc. Third Quarter Report 2017    35

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill

In January 2017, the FASB issued new guidance, ASU No. 2017-4, “Intangibles-Goodwill and Other (Topic 350): Simplifying the test for Goodwill Impairment”. This guidance simplifies subsequent goodwill measurement by eliminating Step 2 from the goodwill impairment test. Under this update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The new standard is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019 with early adoption permitted for annual goodwill impairment tests performed after January 1, 2017. The standard must be applied prospectively. Upon adoption, the standard will impact how the Company assesses goodwill for impairment.  The Company will adopt ASU No. 2017-4 in the fourth quarter of 2017, in conjunction with the performance of its annual goodwill test.  The adoption of this guidance is not expected to have a significant impact on the Company’s consolidated financial statements.

Pensions

In March 2017, the FASB issued ASU 2017-07, “Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (ASU 2017-07)” which changes the way employers that sponsor defined benefit pension and/or postretirement benefit plans reflect net periodic benefit costs in the income statement. Under the current standard, the components of net periodic benefit costs are aggregated and reported within the operating section of the income statement or capitalized into assets when appropriate. The new standard requires a company to present the service cost component of net periodic benefit cost in the same income statement line as other employee compensation costs with the remaining components of net periodic benefit cost presented separately from the service cost component and outside of any subtotal of operating income, if one is presented. In addition, only the service cost component will be eligible for capitalization in assets. ASU 2017-07 is effective for fiscal years beginning after December 15, 2017 with early adoption permitted as of the beginning of an annual period. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

Derivatives and Hedging

In August 2017, the FASB issued ASU No. 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (ASU 2017-12)” which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements.  The amendments of this ASU are effective for reporting periods beginning after December 15, 2018, with early adoption permitted. The Company is currently assessing the impact the adoption of ASU 2017-12 will have on its consolidated financial statements.

[d]         Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shut down vehicle production during portions of August and one week in December.

36     Magna International Inc. Third Quarter Report 2017

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              OTHER EXPENSE, NET

For the three and nine months ended September 30, 2017, the Company recorded restructuring charges of $2 million [$2 million after tax] and $11 million [$11 million after tax], respectively, related to its powertrain systems operations in Germany.

For the three and nine months ended September 30, 2016, there were no amounts included in Other Expense, net.

3.          EARNINGS PER SHARE

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016

Basic earnings per Common Share:
Net income attributable to Magna International Inc.	$503	$503	$1,650	$1,553
Weighted average number of Common Shares outstanding	368.2	387.1	375.9	393.7
Basic earnings per Common Share	$1.37	$1.30	$4.39	$3.94
Diluted earnings per Common Share [a]:
Net income attributable to Magna International Inc.	$503	$503	$1,650	$1,553
Weighted average number of Common Shares outstanding	368.2	387.1	375.9	393.7
Adjustments
Stock options and restricted stock	2.2	1.9	1.8	2.2
	370.4	389.0	377.7	395.9
Diluted earnings per Common Share	$1.36	$1.29	$4.37	$3.92

[a]   For the three and nine months ended September 30, 2017, diluted earnings per Common Share excludes 1.5 million and 1.5 million [2016 — 5.2 million and 4.0 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.  The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

Magna International Inc. Third Quarter Report 2017    37

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash, cash equivalents and restricted cash equivalents:

	September 30,	December 31,
	2017	2016

Bank term deposits and bankers’ acceptances	$268	$498
Cash	515	476
Cash and cash equivalents	783	974
Restricted cash equivalents included in prepaid expenses [note 8]	112	194
	$895	$1,168

[b]         Items not involving current cash flows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016

Depreciation and amortization	$306	$270	$860	$778
Amortization of other assets included in cost of goods sold	40	35	95	100
Other non-cash charges	9	4	47	21
Deferred income taxes	3	(3)	(35)	8
Equity income in excess of dividends received	(11)	(24)	27	(58)
	$347	$282	$994	$849

[c]          Changes in operating assets and liabilities:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Accounts receivable	$20	$(26)	$(604)	$(1,004)
Inventories	(93)	(232)	(433)	(362)
Prepaid expenses and other	21	38	34	56
Accounts payable	22	96	105	403
Accrued salaries and wages	91	62	29	96
Other accrued liabilities	4	(20)	136	(46)
Income taxes payable	(43)	(57)	(63)	(22)
	$22	$(139)	$(796)	$(879)

5.              INVENTORIES

Inventories consist of:

	September 30,	December 31,
	2017	2016

Raw materials and supplies	$1,199	$1,007
Work-in-process	332	264
Finished goods	401	327
Tooling and engineering	1,494	1,206
	$3,426	$2,804

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

38     Magna International Inc. Third Quarter Report 2017

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              VARIABLE INTEREST ENTITIES

The Company has two investees that are variable interest entities [“VIEs”]. The Company has determined that it is the primary beneficiary and has the power to direct the activities that are considered most significant to these entities. As a result, the assets, liabilities, and results of operations of these variable interest entities are included in the Company’s Consolidated Financial Statements. The Company’s maximum exposure to any potential losses associated with these affiliated companies is limited to its investment, which was $141 million at September 30, 2017, and $187 million at December 31, 2016.

The carrying amounts and classification of assets and liabilities included in the Company’s consolidated balance sheet related to the consolidated VIEs are as follows:

	September 30,	December 31,
	2017	2016

Current assets	$266	$256
Noncurrent assets	139	221
Total assets	$405	$477

Current liabilities	$260	$288
Noncurrent liabilities	4	2
Total liabilities	$264	$290

Assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

7.              OTHER ASSETS

Other assets consist of:

	September 30,	December 31,
	2017	2016

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$604	$420
Long-term receivables	195	229
Pension overfunded status	21	21
Unrealized gain on cash flow hedges	53	6
Other, net	27	43
	$900	$719

Magna International Inc. Third Quarter Report 2017    39

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

8.              SHORT-TERM BORROWINGS

The Company’s short-term borrowings consist of the following:

	September 30,	December 31,
	2017	2016

Bank indebtedness [i]	$31	$8
Commercial paper [ii]	426	615
	$457	$623

[i]            The Company has an agreement for a credit facility that is drawn in euros.  The Company is required to secure any amounts drawn on the facility with a USD cash deposit of 105% of the outstanding euro balance.  As at September 30, 2017, the gross amount outstanding under the credit facility was $106 million [€90 million].  The credit agreement includes a netting arrangement with the bank that provides for the legal right of setoff.  Accordingly, as at September 30, 2017, this liability balance was offset against the related restricted cash equivalent deposit of $112 million.  The remaining net deposit of $6 million was included in the prepaid expenses and other balance, and is restricted under the terms of the loan. As at December 31, 2016 the gross amount outstanding under the credit facility was $185 million [€175 million], and the net deposit included in the prepaid expenses and other balance was $9 million.

[ii]        During 2016, the Company established a U.S. commercial paper program [the “U.S. Program”] and a euro-commercial paper program [the “euro-Program”]. Under the U.S. Program, the Company may issue U.S. commercial paper notes [the “U.S. notes”] up to a maximum aggregate amount of U.S. $500 million. The U.S. Program is supported by the Company’s existing global credit facility.  The proceeds from the issuance of the U.S. notes are being used for general corporate purposes.  As of September 30, 2017, $190 million of U.S notes were outstanding, with a weighted-average interest rate of 1.44%, and maturities generally less than three months.

Under the euro-Program, the Company may issue euro-commercial paper notes [the “euro notes”] up to a maximum aggregate amount of €500 million or its equivalent in alternative currencies. The euro notes issued are guaranteed by the Company’s existing global credit facility. The proceeds from the issuance of the euro notes are being used for general corporate purposes.  As of September 30, 2017, $236 million [€200 million] of euro notes were outstanding, with a negative weighted-average interest rate of 0.18%, and maturities generally less than three months.

9.              WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2017	2016

Balance, beginning of period	$270	$59
Expense, net	11	19
Settlements	(16)	(17)
Acquisition	—	172
Foreign exchange and other	2	4
Balance, March 31	267	237
Expense, net	14	12
Settlements	(18)	(14)
Foreign exchange and other	7	(2)
Balance, June 30	270	233
Expense, net	18	26
Settlements	(20)	(4)
Foreign exchange and other	4	(1)
Balance, September 30	$272	$254

During the first quarter of 2016, a warranty obligation with an estimated fair value of $172 million was assumed as part of the GETRAG acquisition. Of this amount, $127 million relates to a pre-acquisition settlement agreement negotiated with a customer and a supplier for a specific performance issue.

40     Magna International Inc. Third Quarter Report 2017

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10.       LONG-TERM DEBT

On September 25, 2017, the Company issued €600 million of 1.500% fixed-rate Senior Notes which mature on September 25, 2027. Interest is payable on September 25th of each year.  The Senior Notes are senior unsecured obligations and do not include any financial covenants. The Company may redeem the Senior Notes in whole or in part at any time, determined in accordance with the terms of the indenture governing the Senior Notes.

11.       LONG-TERM EMPLOYEE BENEFIT LIABILITIES

The Company recorded long-term employee benefit expenses as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016

Defined benefit pension plan and other	$2	$4	$7	$13
Termination and long service arrangements	6	7	20	22
Retirement medical benefit plan	—	—	1	1
	$8	$11	$28	$36

12.       CAPITAL STOCK

[a]         The Company repurchased shares under normal course issuer bids as follows:

	2017		2016
	Number	Cash	Number	Cash
	of shares	consideration	of shares	consideration

First Quarter	2,324,640	$100	7,277,425	$300
Second Quarter	8,504,409	383	7,823,637	308
Third Quarter	8,703,911	422	4,706,220	190
	19,532,960	$905	19,807,282	$798

[b]         The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at November 8, 2017 were exercised or converted:

Common Shares	360,524,078
Stock options (i)	8,531,535
369,055,613

(i)      Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

Magna International Inc. Third Quarter Report 2017    41

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2017	2016
Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of period	$(1,131)	$(1,042)
Net unrealized gain	105	256
Repurchase of shares under normal course issuer bid	2	7
Balance, March 31	(1,024)	(779)
Net unrealized (loss) gain	242	(108)
Repurchase of shares under normal course issuer bid	10	6
Balance, June 30	(772)	(881)
Net unrealized gain	206	24
Repurchase of shares under normal course issuer bid	4	4
Balance, September 30	(562)	(853)

Accumulated net unrealized gain (loss) on cash flow hedges (i)
Balance, beginning of period	(135)	(262)
Net unrealized gain	32	69
Reclassification of net loss to net income	33	36
Balance, March 31	(70)	(157)
Net unrealized gain (loss)	40	(11)
Reclassification of net loss to net income	23	35
Balance, June 30	(7)	(133)
Net unrealized gain (loss)	43	(19)
Reclassification of net loss to net income	5	27
Balance, September 30	41	(125)

Accumulated net unrealized loss on available-for-sale investments
Balance, beginning of period	—	(1)
Net unrealized gain (loss)	—	—
Balance, March 31	—	(1)
Net unrealized gain (loss)	—	—
Balance, June 30	—	(1)
Net unrealized gain (loss)	—	—
Balance, September 30	—	(1)

Accumulated net unrealized loss on pensions (ii)
Balance, beginning of period	(185)	(165)
Net unrealized loss	—	(2)
Acquisition	—	(1)
Reclassification of net loss to net income	1	1
Balance, March 31	(184)	(167)
Acquisition	—	1
Reclassification of net loss to net income	1	1
Balance, June 30	(183)	(165)
Reclassification of net loss to net income	1	1
Balance, September 30	(182)	(164)

Total accumulated other comprehensive loss	$(703)	$(1,143)

42     Magna International Inc. Third Quarter Report 2017

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       ACCUMULATED OTHER COMPREHENSIVE LOSS (CONTINUED)

(i)            The amount of income tax benefit that has been netted in the accumulated net unrealized (loss) gain on cash flow hedges is as follows:

	2017	2016

Balance, beginning of period	$53	$97
Net unrealized loss	(12)	(24)
Reclassifications of net loss to net income	(14)	(14)
Balance, March 31	27	59
Net unrealized (loss) gain	(15)	6
Reclassifications of net loss to net income	(9)	(13)
Balance, June 30	3	52
Net unrealized (loss) gain	(16)	7
Reclassifications of net loss to net income	(2)	(10)
Balance, September 30	$(15)	$49

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized loss on pensions is as follows:

	2017	2016

Balance, beginning of period	$30	$31
Net unrealized loss	—	(2)
Balance, March 31	30	29
Reclassification of net loss to net income	—	(1)
Balance, June 30	$30	$28
Reclassification of net loss to net income	—	—
Balance, September 30	$30	$28

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $20 million.

14.       FINANCIAL INSTRUMENTS

[a]         Financial assets and liabilities

The Company’s financial assets and financial liabilities consist of the following:

	September 30,	December 31,
	2017	2016

Trading
Cash and cash equivalents	$783	$974
Investment in asset-backed commercial paper	—	60
	$783	$1,034

Held to maturity investments
Severance investments	$4	$3

Loans and receivables
Accounts receivable	$7,130	$6,165
Long-term receivables included in other assets	195	229
	$7,325	$6,394

Magna International Inc. Third Quarter Report 2017    43

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS (CONTINUED)

	September 30,	December 31,
	2017	2016

Other financial liabilities
Bank indebtedness [note 8]	$31	$8
Commercial paper [note 8]	426	615
Long-term debt (including portion due within one year)	3,277	2,533
Accounts payable	5,855	5,430
	$9,589	$8,586

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$46	$12
Other assets	53	6
Other accrued liabilities	(25)	(134)
Other long-term liabilities	(18)	(61)
	$56	$(177)

[b]         Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated
	balance sheets	balance sheets	Net amounts

September 30, 2017
Assets	$99	$42	$57
Liabilities	$(43)	$(42)	$(1)

December 31, 2016
Assets	$18	$17	$1
Liabilities	$(195)	$(17)	$(178)

44     Magna International Inc. Third Quarter Report 2017

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS (CONTINUED)

[c]          Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, restricted cash equivalents, accounts receivable, short-term borrowings and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Commercial Paper

Due to the short period to maturity of the commercial paper, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

Term debt

The Company’s term debt includes $102 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

The fair value of our senior notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.  At September 30, 2017, the net book value of the Company’s Senior Notes was $3.10 billion and the estimated fair value was $3.24 billion, determined primarily using active market prices.

[d]         Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, restricted cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

Cash and cash equivalents and restricted cash equivalents which consists of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three and nine month periods ended September 30, 2017, sales to the Company’s six largest customers represented 81% of the Company’s total sales, and substantially all of the Company’s sales are to customers with which it has ongoing contractual relationships.

Magna International Inc. Third Quarter Report 2017    45

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS (CONTINUED)

[e]          Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

[f]           Currency risk and foreign exchange contracts

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, and when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

At September 30, 2017, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells

For Canadian dollars
U.S. amount	249	(1,860)
euro amount	22	(13)
Korean won amount	19,500	—

For U.S. dollars
Peso amount	4,184	—
Korean won amount	14,211	—

For euros
U.S. amount	163	(143)
GBP amount	3	(47)
Czech Koruna amount	7,205	—
Polish Zlotys amount	318	(70)

Forward contracts mature at various dates through 2021. Foreign currency exposures are reviewed quarterly.

46     Magna International Inc. Third Quarter Report 2017

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]         On September 29, 2017, the Company reached a settlement agreement with the plaintiffs in the KS Centoco Ltd. [“KS Centoco”] legal proceedings which commenced in November 1997. Under the settlement agreement, the Company relinquished its 23% equity interest in KS Centoco and paid Cdn$25 million in exchange for a full and final release of all claims.

[b]         In September 2014, the Conselho Administrativo de Defesa Economica, Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products.  Proceedings of this nature can often continue for several years. At this time, management is unable to predict the duration or outcome of the Brazilian investigation.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has completed its previously announced global review focused on antitrust risk and does not currently anticipate any material liabilities in connection with the review.

In the event of an antitrust violation, Magna could be subject to fines, penalties, restitution settlements and civil, administrative or criminal legal proceedings and other consequences, including reputational damage.

[c]          In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 9]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, and with respect to our powertrain systems programs, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s [or the Company’s] warranty experience.

Magna International Inc. Third Quarter Report 2017    47

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       SEGMENTED INFORMATION

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking net income and adding back income taxes, interest expense, net, and other expense, net.

The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income before income taxes:

	Three months ended				Three months ended
	September 30, 2017				September 30, 2016
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT [ii]	net	sales	sales	EBIT [ii]	net

North America
Canada	$1,605	$1,430		$805	$1,609	$1,466		$706
United States	2,303	2,245		1,533	2,601	2,502		1,535
Mexico	1,343	1,199		1,066	1,266	1,116		929
Eliminations	(359)	—		—	(367)	—		—
	4,892	4,874	$463	3,404	5,109	5,084	$512	3,170
Europe
Western Europe (excluding Great Britain)	3,255	3,146		2,280	2,534	2,424		1,863
Great Britain	150	149		153	129	129		131
Eastern Europe	607	537		653	532	468		554
Eliminations	(112)	—		—	(93)	—		—
	3,900	3,832	113	3,086	3,102	3,021	115	2,548
Asia	676	630	77	695	654	612	64	757
Rest of World	161	160	14	59	129	128	(5)	61
Corporate and Other [i]	(130)	3	25	460	(145)	4	29	400
Total reportable segments	$9,499	$9,499	$692	7,704	$8,849	$8,849	$715	6,936
Current assets				11,564				10,580
Investments, intangible assets, goodwill, deferred tax assets and other assets				5,822				5,432
Consolidated total assets				$25,090				$22,948

48     Magna International Inc. Third Quarter Report 2017

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       SEGMENTED INFORMATION (CONTINUED)

	Nine months ended				Nine months ended
	September 30, 2017				September 30, 2016
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT [ii]	net	sales	sales	EBIT [ii]	net

North America
Canada	$5,222	$4,726		$805	$5,020	$4,617		$706
United States	7,435	7,249		1,533	7,636	7,351		1,535
Mexico	4,100	3,609		1,066	3,852	3,467		929
Eliminations	(1,112)	—		—	(1,002)	—		—
	15,645	15,584	$1,558	3,404	15,506	15,435	$1,545	3,170
Europe
Western Europe (excluding Great Britain)	8,823	8,514		2,280	7,968	7,687		1,863
Great Britain	451	449		153	511	509		131
Eastern Europe	1,940	1,720		653	1,663	1,459		554
Eliminations	(343)	—		—	(286)	—		—
	10,871	10,683	445	3,086	9,856	9,655	472	2,548
Asia	1,997	1,859	227	695	1,899	1,776	166	757
Rest of World	424	423	15	59	321	320	(21)	61
Corporate and Other [i]	(382)	6	54	460	(390)	6	40	400
Total reportable segments	$28,555	$28,555	$2,299	7,704	$27,192	$27,192	$2,202	6,936
Current assets				11,564				10,580
Investments, intangible assets, goodwill, deferred tax assets and other assets				5,822				5,432
Consolidated total assets				$25,090				$22,948

[i]             Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[ii]          The following table reconciles Net income to Adjusted EBIT:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016

Net income	$512	$514	$1,683	$1,578
Add:
Interest expense, net	20	23	50	68
Other expense, net	2	—	11	—
Income taxes	158	178	555	556
Adjusted EBIT	$692	$715	$2,299	$2,202

Magna International Inc. Third Quarter Report 2017    49

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       SUBSEQUENT EVENTS

Normal Course Issuer Bid

Subsequent to September 30, 2017, the Company purchased for cancellation 3,712,417 Common Shares under an existing normal course issuer bid for cash consideration of $205 million through a pre-defined automatic securities purchase plan with a designated broker.

Subject to approval by the Toronto Stock Exchange [“TSX”] and the New York Stock Exchange [“NYSE”], the Company’s Board of Directors approved a new normal course issuer bid to purchase up to 35.8 million of the Company’s Common Shares, representing approximately 10% of the Company’s public float of Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund the Company’s stock-based compensation awards or programs and/or its obligations to its deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 15, 2017 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX or on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934. Purchases may also be made through other published markets, or by such other means permitted by the TSX, including by private agreement at a discount to the prevailing market price, pursuant to an issuer bid exemption order issued by a securities regulatory authority.

Hubei Aviation Precision Machinery Co., Ltd. Joint Venture

In the second quarter of 2017, the Company signed an agreement with Hubei Aviation Precision Machinery Co., Ltd. [“HAPM”] to form a joint venture in China.  HAPM is a Chinese automotive seat mechanism and structure component supplier.  Under the terms of the arrangement, the Company contributed one of its China manufacturing operations and cash consideration of $56 million for a 49.9% ownership in the joint venture. In exchange, HAPM transferred several of its China manufacturing operations to the joint venture and will own the remaining 50.1%.  The transaction was completed early in the fourth quarter of 2017.

Huayu Automotive Systems Co., Ltd. Joint Venture

In October 2017, the Company signed a joint venture agreement with Huayu Automotive Systems Co., Ltd. [“HASCO”], a subsidiary of SAIC Motor Corporation Ltd. The joint venture will initially produce an electric-drive powertrain system for a German automaker.  Under the terms of the agreement, the Company will initially contribute $15 million for a 49.9% non-controlling ownership.  The transaction is subject to regulatory approvals and is expected to close in the first quarter of 2018.

Gain on Sale of Investment

Subsequent to the third quarter of 2017, the Company’s investment in Argus Cyber Security Ltd. was sold for cash proceeds of $29 million. A gain of $22 million was recognized on the sale of the investment, which was accounted for under the cost method.

50     Magna International Inc. Third Quarter Report 2017

CORPORATE OFFICE

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone:  (905) 726-2462

www.magna.com

TRANSFER AGENT AND REGISTRAR

Canada – Common Shares

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone:  1-800-564-6253

United States – Common Shares

Computershare Trust Company N.A.

250 Royall Street

Canton, Massachusetts, USA 02021

Telephone:  (781) 575-3120

www.computershare.com

EXCHANGE LISTINGS

Common Shares

Toronto Stock Exchange                   MG

The New York Stock Exchange        MGA

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of Board through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7070.

Annual Report

Copies of the Annual Report may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com.  Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com, and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.